FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                               October 17, 2005


                            BRITISH ENERGY GROUP PLC
                               (Registrant's name)


                                  Systems House
                                   Alba Campus
                                   Livingston
                                    EH54 7EG
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement, re: Proposed Amendments to Bonds dated
              17th October 2005



17 October 2005

BRITISH ENERGY GROUP PLC



BRITISH ENERGY HOLDINGS PLC GBP700,000,000 7% GUARANTEED BONDS DUE 2005-2022 (the "Bonds").

PROPOSED AMENDMENTS EXPECTED TO BE APPROVED.



British Energy Holdings PLC (the "Issuer"), a wholly owned subsidiary of British Energy Group PLC, announced on 28 September 2005 proposals (the "Proposals") to make certain amendments to the terms and conditions of the Bonds. The Proposals are detailed in an Explanatory Memorandum dated 28 September 2005 (the "Explanatory Memorandum") and sent to Bondholders. A copy of the Explanatory Memorandum is available on the Company's website, www.british-energy.com. The Issuer has convened a meeting of Bondholders to consider and, if thought fit, approve the Proposals. The Meeting will be held on 24 October 2005.

As at the Expiration Time on the Early Instruction Date, being 16:00 GMT on Friday 14 October 2005, the Issuer had received valid irrevocable Instructions in favour of the Proposals from holders of more than 75 per cent. of the Bonds; accordingly the Issuer expects the Proposals to be approved. All Bondholders who delivered valid irrevocable Instructions in favour of or against the Proposals by the Expiration Time on the Early Instruction Date will be eligible to receive a payment from the Issuer of GBP1.00 per GBP1,000.00 nominal principal amount of outstanding Bonds which are the subject of a Bondholders' instruction (the "Early Instruction Fee"), subject to the passing of the Proposals.

To participate in the meeting, any Bondholders that have not already submitted valid Instructions must provide their instructions so that instructions are received by the Registrar (the "Registrar") by 4.00 p.m. on 21 October 2005 (the "Expiration Date").

The Settlement Date for payment of the Early Instruction Fee is expected to be Thursday, 27 October 2005.

The proposals are made subject to the conditions contained in the Explanatory Memorandum and terms used in this announcement and not otherwise defined have the meanings given to them in the Explanatory Memorandum.

Citigroup Global Markets Limited is the sole Consent Co-ordinator. Copies of the Notice of Meeting and Explanatory Memorandum are available from the Consent Co-ordinator. For further information please contact Liability Management Group on +44 20 7986 8969.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  October 17, 2005                    BRITISH ENERGY GROUP PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations